SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)*

                             Palm Harbor Homes, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    696639103
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                                 (CUSIP Number)

                                December 31, 2008
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Estate of Leroy Posey, Deceased
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2.    Check the appropriate box if a member of a group (see instructions)
      (a)   |_|
      (b)   |X|
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3.    SEC use only


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4.    Citizenship or place of organization:

      USA
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Number of         5.    Sole voting power: 2,054,507
shares            --------------------------------------------------------------
beneficially      6.    Shared voting power:
owned by          --------------------------------------------------------------
each reporting    7.    Sole dispositive power: 2,054,507
person with:      --------------------------------------------------------------
                  8.    Shared dispositive power:
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9.    Aggregate amount beneficially owned by each reporting person:

      2,054,507
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10.   Check box if the aggregate amount in Row (9) excludes certain shares (see
      instructions). |_|

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11.   Percent of class represented by amount in Row (9):

      8.98%
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12.   Type of reporting person (see instructions):

      OO
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

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Truman Madison Smith, as Independent Executor of the Estate of Leroy Posey, Deceased
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2.    Check the appropriate box if a member of a group (see instructions)
      (a)   |_|
      (b)   |X|
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3.    SEC use only


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4.    Citizenship or place of organization:

      USA
--------------------------------------------------------------------------------
Number of         5.    Sole voting power: 2,057,913
shares            --------------------------------------------------------------
beneficially      6.    Shared voting power:
owned by          --------------------------------------------------------------
each reporting    7.    Sole dispositive power: 2,057,913
person with:      --------------------------------------------------------------
                  8.    Shared dispositive power:
--------------------------------------------------------------------------------
9.    Aggregate amount beneficially owned by each reporting person:

      2,057,913
--------------------------------------------------------------------------------
10. Check box if the aggregate amount in Row (9) excludes certain shares (see instructions). |_|

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11.   Percent of class represented by amount in Row (9):

      9.00%
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12.   Type of reporting person (see instructions):

      IN
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

ITEM 1.

      (a)   Name of Issuer: Palm Harbor Homes, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            15303 Dallas Pkwy, Ste. 800, Addison, Texas 75001-4600

ITEM 2.

      (a)   Name of Person Filing:

            The Estate of Leroy Posey, Deceased
            Truman Madison Smith, as Independent Executor of the Estate of Leroy Posey, Deceased

      (b)   Address of Principal Business Office or, if none, Residence:

            45 Pendleton Street, Charleston, SC 29403

      (c)   Citizenship:

            USA

      (d)   Title of Class of Securities:

            Common Stock, par value $0.01 per share

      (e)   CUSIP Number:

            696639103

ITEM 3. If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).
      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).
      (d)   |_|   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).
      (e)   |_|   An investment adviser in accordance with Section
                  240.13d-1(b)(1)(ii)(E);
      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);
      (g)   |_|   A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);
      (h)   |_|   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);
      (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            (i)   The Estate of Leroy Posey, Deceased - 2,054,507*
            (ii) Truman Madison Smith, as Executor of the Estate of Leroy Posey, Deceased - 2,057,913*

      (b)   Percent of class:

            (i)   The Estate of Leroy Posey, Deceased - 8.98%
            (ii) Truman Madison Smith, as Executor of the Estate of Leroy Posey, Deceased - 9.00%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                  (A)   The Estate of Leroy Posey, Deceased - 2,054,507*
                  (B) Truman Madison Smith, as Executor of the Estate of Leroy Posey, Deceased - 2,057,913*

            (ii)  Shared power to vote or to direct the vote:

                  (A)   The Estate of Leroy Posey, Deceased - 0
                  (B) Truman Madison Smith, as Executor of the Estate of Leroy Posey, Deceased - 0

            (iii) Sole power to dispose or to direct the disposition of:

                  (A)   The Estate of Leroy Posey, Deceased - 2,054,507*
                  (B) Truman Madison Smith, as Executor of the Estate of Leroy Posey, Deceased - 2,057,913*

            (iv)  Shared power to dispose or to direct the disposition of:

                  (A)   The Estate of Leroy Posey, Deceased - 0
                  (B) Truman Madison Smith, as Executor of the Estate of Leroy Posey, Deceased - 0

      *Truman Madison Smith is the executor of the Estate of Leroy Posey, Deceased (the "Estate"), which owns 1,982,850 shares of Common Stock of the Issuer. The shares indicated also include 71,657 shares that are issuable upon exercise of a warrant held by the Estate. Mr. Smith also owns 3,406 shares of Common Stock in his individual capacity.

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                May 21, 2009
                                                --------------------------------
                                                Date

                                                /s/ Truman Madison Smith
                                                --------------------------------
                                                Signature

                                                Truman Madison Smith, Executor
                                                --------------------------------
                                                Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)